

November 2, 2009

Mr. Scott R. Sand
Chief Executive Officer
Ingen Technologies, Inc.
35193 Avenue "A", Suite-C
Yucaipa, CA 92399

RE: **Form 8-K Item 4.01 filed October 29, 2009**
      File #0-28704

Dear Mr. Sand:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your disclosure that your former accountant's reports for the years ended May 31, 2007 and May 31, 2008 included a paragraph noting your operating losses and working capital deficiency raise substantial doubt about the ability to continue as a going concern. Item 304(a)(1)(ii) of Regulation S-K also requires a statement whether the accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. As such, please enhance your disclosure accordingly in an amended Form 8-K.

2. Please disclose in an amended Form 8-K whether the board of directors recommended or approved the decision to change accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

3. Please amend your Form 8-K to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of dismissal.

Scott R. Sand
Chief Executive Officer
November 2, 2009
Page 2

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

5. Please provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant